For:                      B+H Ocean Carriers Ltd.

From:                                Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI  02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Completion Of Loan Amendments; Sale of Vessel.

NEW YORK, NEW YORK    February 19, 2010….B+H Ocean Carriers Ltd. (NYSE AMEX:  BHO) announced today that, effective February 11, 2010, it completed the restructuring of two of its loans, and also announced completion of the planned sale of its vessel M/V Sachem for $10.675 million.

The amendment to one of the loans, secured by five vessels, provides for deferral of a $5.1 million loan payment due in December 2009, which will now become due at the maturity of the loan in December 2011, and a $2.55 million loan payment due in March 2010, which will now become due in six equal quarterly installments, the first in June 2010.

The Company also announced that it completed the refinancing of the $3.9 million balance of a loan remaining after the sale in 2009 of four product tankers that secured such loan. The refinanced loan will be due in December 2011 and is secured by a second mortgage on the five vessels securing the other restructured loan.  In addition each loan amendment provided for revised financial covenants. The Company said that similar revised financial covenants were also incorporated into another loan, with  a balance of $1.5 million, which will be retired in September, 2010.

The Company added that on January 15, 2009,  it completed the previously announced sale of M/V SACHEM for $10.675 Million, through a wholly-owned subsidiary. The sale of this vessel resulted in an impairment charge in fourth quarter 2009 of approximately $18 million.

Michael S. Hudner, CEO of the Company, commented: “These amendments relieve certain of the technical breaches of covenants and, with the sale of the Sachem, will provide more financial flexibility.”

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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Company contact:                                           John M. LeFrere
Tel:    +1 917 225 2800
                                       Email: investorrelations@bhcousa.com

063595/001-1822770.3